Nomad Foods Provides Preliminary Full Year 2020 Expectations and Initiates 2021 Guidance

Fourth quarter organic revenues, Adjusted EBITDA and Adjusted EPS are expected to exceed prior guidance

Initiate 2021 Adjusted EPS guidance of €1.50-€1.55 per share, representing 11-15% growth

FELTHAM, England - February 17, 2021 - Nomad Foods Limited (NYSE: NOMD) today announced that management will present virtually at the Consumer Analyst Group of New York (CAGNY) Conference at 11:50am EST. In advance of its presentation, the Company is providing preliminary commentary for the three and twelve-month periods ended December 31, 2020 which are scheduled to be reported on Thursday February 25, 2021. The Company is also providing initial guidance for the full year 2021.

Preliminary Fourth Quarter 2020 Expectations
•Organic revenue growth of approximately 9.5% ahead of prior guidance of high-single digit growth
•Adjusted EBITDA of approximately €119 million
•Adjusted EPS of approximately €0.38 per share, an increase of 19% versus the prior year period

Preliminary Full Year 2020 Expectations
•Organic revenue growth of approximately 8.7%
•Adjusted EBITDA of approximately €467 million, ahead of prior guidance of approximately €465 million
•Adjusted EPS of approximately €1.35 per share, an increase of 10% versus the prior year period and ahead of prior guidance of approximately €1.34 per share

Initial 2021 Guidance
•Organic revenue growth of approximately 1-2%
•Revenue and Adjusted EBITDA growth of approximately 3-5%
•Adjusted EPS of approximately €1.50-1.55 per share, growth of 11-15% versus the prior year period
•Adjusted Free Cash Conversion of approximately 100%, equivalent to approximately 7% of the Company’s current market capitalization
•2021 guidance does not yet reflect potential accretion that may result from the Company’s exclusive negotiations to acquire Fortenova Group’s frozen food portfolio
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We expect to conclude 2020 with a strong finish with all key fourth quarter financial metrics expected to exceed our prior guidance. These preliminary results include our previously articulated decision to deploy an incremental €10 million of strategic investment that will help fuel growth in both the near and long-term. We enter the new year with strong momentum and expect 2021 to mark our 5th consecutive year of organic growth, a feat that only a distinguished group of food companies has achieved. Notwithstanding our history, the growth prospects of our company remain exciting with multiple avenues for continued value creation.”

CAGNY Presentation
As previously announced, the Company is scheduled to present today at 11:50 a.m. ET at the 2021 Consumer Analyst Group of New York (CAGNY) Conference. A video presentation will be made available on Nomad Foods’ website at http://www.nomadfoods.com.

The Company expects to release its full results for fiscal fourth quarter and full year ended December 31, 2020 on Thursday, February 25, 2021. The Company does not plan to release preliminary financial information on an ongoing basis. The information above is preliminary and based upon information available as of the date of this release. The Company’s actual financial results for the three and twelve-month periods ended December 31, 2020 could differ materially from the preliminary estimates provided in this press release as a result of the completion of closing procedures, final adjustments, or other developments arising between now and the time that the Company’s financial results are finalized.

Fourth Quarter Earnings Conference Call and Webcast
The Company will host a conference call with members of the executive management team on Thursday, February 25, 2021, at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). Investors interested in participating in the live call can dial +1-800-263-0877 from North America. International callers can dial +1-646-828-8143.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 3058805.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Forward Looking Statements
Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s: (i) expectations regarding the Company’s preliminary fourth quarter and full year 2020 financial performance including organic revenue and Adjusted EBITDA and its full year 2021 guidance and expectations with respect to revenue growth, organic revenue growth, Adjusted EBITDA and Adjusted free cash flow; and (ii) the Company’s growth prospects and multiple avenues for continued value creation. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i); the impact of the COVID-19 pandemic on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees; (ii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the COVID-19 pandemic, and the Company’s ability to maintain the health and safety of its workforce; (iii) the duration, spread and intensity of the pandemic and related government restrictions and other government responses; (iv) the Company’s ability to successfully implement its strategies or strategic initiatives and recognize the anticipated benefits of such strategic initiatives; (v) the commercial success of the Green Cuisine brand of products, including as a result of its expansion into continental Europe, and other innovations introduced to the markets and the Company’s ability to accurately forecast the brand’s performance in light of COVID-19; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (x) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xi) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) uncertainty about the terms of the trade agreement between the United Kingdom and the European Union associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xiv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xv) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; and (xvi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.